# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeoPark Ltd, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common shares, par value US$0.001 per share
Address of issuer's principal executive offices: Calle 94 No 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Date of event which requires filing of this statement: 04/08/2026
Filed by CIK 0001506666
Persons authorized to receive notices and communications: Cameron Grainger, 585 8th Av. SW, 2700 Eighth Avenue Place, West Tower, Calgary, Alberta Canada (A0), T2P 1G1, (403) 237-1708

## Reporting persons
- Parex Resources Inc. (CIK 0001506666): type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); source of funds: working capital (WC); sole voting power 6,085,086; shared voting power 0; sole dispositive power 6,085,086; shared dispositive power 0; aggregate amount beneficially owned 6,085,086 (9.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares, par value US$0.001 per share
Name of issuer: GeoPark Ltd
Address of issuer's principal executive offices: Calle 94 No 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to the Schedule 13D filed on October 29, 2025 (as amended by Amendment No. 1 dated December 11, 2025, Amendment No. 2 dated February 23, 2026 and Amendment No. 3 dated March 12, 2026, the "Schedule 13D") by Parex Resources Inc., an Alberta corporation (the "Reporting Person"), relating to the Common Shares, par value US$0.001 per share (the "Common Shares"), of GeoPark Limited, an exempted company incorporated under the laws of Bermuda (the "Company"), whose principal executive offices are located at Calle 94 No 11-30, 8 Piso, Bogota, Colombia, 00000. Except as specifically amended by this Amendment No. 4, the Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On April 8, 2026, the Reporting Person withdrew its prior nomination (the "Nomination") of six independent candidates for election to the Board of Directors of the Company (the "Board") at the Company's 2026 annual general meeting. As a result (i) the Reporting Person no longer intends to solicit proxies against an equal number of current members of the Board to prevent their reelection to the Board and does not currently intend to pursue the plans or proposals previously disclosed in connection with the Nomination, and (ii) the respective director nomination and indemnification agreements between the Reporting Person and each director nominee have been terminated.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Person and as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover page of this Statement, and such information is incorporated herein by reference. The percentage used herein is calculated based on an aggregate of 64,678,772 Common Shares outstanding as of March 19, 2026, based on the information contained in the Company's Annual Report on Form 20-F dated March 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) of this Statement is incorporated herein by reference.

## Signatures
- Parex Resources Inc.: /s/ Cameron Grainger, Cameron Grainger (04/09/2026)